Filed Pursuant to Rule 433
Registration No. 333-133007
April 5, 2007
FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)
HSBC USA Inc.
$[n]
Clean Energy Enhanced Market Participation Notes
Linked to an equally weighted basket of ZOLTEK COMPANIES, INC, General Electric Company, SunPower Corporation, SUNTECH POWER HOLDINGS CO., LTD., ITRON, INC., OM GROUP, INC., PACIFIC ETHANOL, INC. and VERASUN ENERGY CORPORATION.

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your principal.
•	Reference Asset:
An equally weighted basket of common stock of ZOLTEK COMPANIES, INC (ticker: ZOLT) (“Zoltek”), common stock of General Electric Company (ticker: GE) (“GE”), common stock of SunPower Corporation (ticker: SPWR) (“SunPower”), American depositary shares of SUNTECH POWER HOLDINGS CO., LTD. (ticker: STP) (“Suntech”), ITRON, INC. (ticker: ITRI) (“Itron”), common stock of OM GROUP, INC. (ticker: OMG) (“OMG”), common stock of PACIFIC ETHANOL, INC. (ticker: PEIX) (“Pacific Ethanol”), and common stock of VERASUN ENERGY CORPORATION (ticker: VSE) (the “Verasun”, and together with Zoltek, GE, SunPower, Suntech, Itrion, OMG, and Pacific Ethanol, each a “Component” and together the “Components”).

•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	[April 24, 2007]
•	Pricing Date:	[April 24, 2007]
•	Original Issue Date:	[April 30, 2007]
•	Maturity Date:	4 business days after the observation date. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the basket return (as described below):

-  If the basket return is positive, you will receive an amount equal to 100% of the original principal amount plus the lesser of (i) the product of (a) the original principal amount multiplied by (b) the basket return multiplied by the upside participation rate and (ii) the capped amount;

- If the basket return equals 0.00%, you will receive an amount equal to 100% of the original principal amount; and

- If the basket return is negative, you will lose 1% of the original principal amount for each percentage point that the basket return falls below 0.00%. For example, if the basket return is -30%, you will suffer a 30% loss and receive 70% of the original principal amount.

•	Upside Participation Rate:	300%.
•	Capped Amount	An amount equal to the product of 100% of the original principal amount multiplied by 30.00%
•	Initial Value:
With respect to Zoltek, [n]; with respect to GE, [n]; with respect to SunPower, [n]; with respect to Suntech, [n]; with respect to Itron, [n], with respect to OMG, [n], with respect to Pacific Ethanol, [n], and with respect to Verasun, [n]

•	Final Value:	With respect to each component, the official closing price of one share of that component as of the observation date.
•	Component Return:
With respect to a component, the quotient, expressed as a percentage, of (i) the final value of such component minus the initial value of such component divided by (ii) the initial value of such component, expressed as a formula:

•	Basket Return:	The arithmetic average, expressed as a percentage, of the component return of each component, each determined on the observation date for that component, expressed as a formula:

Where,
RZOLT is the component return for the ZOLT as determined on the observation date;
RGE is the component return for the GE as determined on the observation date;
RSPWR is the component return for the SPWR as determined on the observation date; and
RSTP is the component return for the STP as determined on the observation date .
RITRI is the component return for the ITRI as determined on the observation date;
ROMG is the component return for the OMG as determined on the observation date;
RPEIX is the component return for the PEIX as determined on the observation date;
RVSE is the component return for the VSE as determined on the observation date.
•	Observation Date:
[April 24, 2009] or if that date is not a scheduled trading day (as defined below) with respect to a component, the following scheduled trading day for such component, subject to adjustment as described herein.

•	Form of notes:	Book-Entry.
•	CUSIP and ISIN:	40428H KA 9 and US40428HKA94
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
•	Agent’s Discount:	TBD
Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
April 5, 2007

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

•  If the basket return is positive, you will receive an amount equal to 100% of the original principal amount plus the lesser of (i) the product of (a) the original principal amount multiplied by (b) the basket return multiplied by the upside participation rate and (ii) the capped amount;

•  If the basket return equals 0.00%, you will receive an amount equal to 100% of the original principal amount; and

•  If the basket return is negative, you will lose 1% of the original principal amount for each percentage point that the basket return falls below 0.00%. For example, if the basket return is -30%, you will suffer a 30% loss and receive 70% of the original principal amount.

Interest

The notes will not bear interest.

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Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Settlement.

We expect that the delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover hereof, which will be the fourth business day following the pricing date of the notes (the settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Market Disruption Event

If the observation date is not a scheduled trading day with respect to a component, then the observation date with respect to that component will be the next day that is a scheduled trading day with respect to that component. If a market disruption event (as defined below) exists with respect to a component on the observation date, then the observation date for that component will be the next scheduled trading day for that component on which a market disruption event does not exist with respect to that component. For the avoidance of doubt, if no market disruption event exists with respect to a component on the observation date for that component, the determination of that component’s final value will be made on the observation date, irrespective of the existence of a market disruption event with respect to one or more of the other components. If a market disruption event exists with respect to a component on eight consecutive scheduled trading days for that component, then that eighth scheduled trading day will be the observation date for that component, and the calculation agent will determine the final value of that component on that date in good faith and in its sole discretion. If the observation date for any component is postponed, then the maturity date will also be postponed until the third business day following the postponed observation date for that component and no interest will be payable in respect of such postponement.

“Market disruption event” means, with respect to a component, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of a component, or (B) in futures or options contracts relating to any component, on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), to effect transactions in, or obtain market values for shares of a component, or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any component on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to shares of a component, or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means, with respect to a component, each exchange or quotation system on which futures or options contracts relating to such component are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such component has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such component or on such temporary substitute exchange or quotation system as on the original related exchange).

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“Relevant exchange” means, with respect to a component, any exchange on which shares of such component trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means, with respect to a component, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for shares of such component.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the components comprising the reference asset or the securities comprising any of the components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”;

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

•	“— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset”.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is negative. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below 0.00%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Industry Concentration.

All of the components underlying the notes are shares of companies whose primary lines of business are directly associated with the clean energy market. As a result, an investment in the notes will be concentrated in just this single industry. Currently, the components underlying the notes encompass a manufacturer of carbon fiber for wind turbines, a producer of wind turbines, a developer of solar power products, a manufacturer of photovoltaic cells and modules, a designer of energy measurement and management system, a producers of nickel for rechargeable batteries and renewable fuel cells and producers of ethanol and other renewable burning fuels.

Decreases in One or More Components May Reduce the Benefit of Any Increases in Other Components.

Your return on the notes will not reflect the full performance of the components during the term of the notes. Since the basket return is based on the arithmetic average of the component returns of the components, a negative component return with respect to one component will offset superior component returns, if any, with respect to the other components.

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The Formula for Determining the Cash Settlement Value Does Not Take Into Account Changes in the Value of the Components Prior to the Observation Date.

The calculation of the cash settlement value will not reflect changes in the prices of the components prior to the observation date. The calculation agent will calculate the cash settlement value based upon the final value of each component as of the observation date.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the components. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the components relative to their respective initial values. We cannot predict the final value of any component on the observation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial values of the components used in the illustrations below are not the actual initial values of the components. You should not take these examples as an indication or assurance of the expected performance of the components or the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $10,000 investment in the notes. These examples assume that the notes are held to maturity, that the participation rate is equal to 300%, and that if the basket return is negative, the cash settlement value will be equal to 100% of principal minus 1% of principal for each percentage point that basket return is below 0.00%.

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Example 1: All eight of the components increased in value over the term of the notes.
Observation Dates	ZOLT	GE	SPWR	STP	ITRI	OMG	PEIX	VSE
Initial Values	35.99	35.32	47.13	34.99	65.00	44.80	15.95	20.21
Final Values	40.31	38.94	51.58	41.52	74.76	53.14	17.90	21.96
Component Returns	12.00%	10.25%	9.45%	18.65%	15.02%	18.62%	12.25%	8.65%
Basket Return x Upside Participation Rate:	39.33%
Capped Amount	$3,000
Cash Settlement Value:	$13,000

Here, the basket return is 13.11%.

Because the basket return is positive, the cash settlement value equals the original principal amount of the note plus the lesser of (i) the product of (a) the principal amount of the note multiplied by (b) the basket return multiplied by the upside participation rate and (ii) the capped amount. Accordingly, at maturity, the cash settlement value in this example would equal $13,000.

Example 1 shows that you are assured the return of your principal investment where, on average, the eight components experience an increase in their combined values. Example 1 also illustrates that if the product of the basket return multiplied by the upside participation rate exceeds 30.00%, your return on notes will be limited at the capped amount, which equals the product of the original principal amount multiplied by 30.00%. The receipt of the original principal amount plus the capped amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 2: Overall, on average, the components increase in value over the term of the notes despite small negative returns of two components.
Observation Dates	ZOLT	GE	SPWR	STP	ITRI	OMG	PEIX	VSE
Initial Values	35.99	35.32	47.13	34.99	65.00	44.80	15.95	20.21
Final Values	40.31	36.47	44.51	38.58	68.87	47.50	17.11	19.28
Component Returns	12.01%	3.25%	-5.56%	10.25%	5.96%	6.03%	7.25%	-4.58%
Basket Return x Upside Participation Rate:	12.99%
Cash Settlement Value:	$11,299

Here, the basket return is 4.33%.

Because the basket return is positive, the cash settlement value equals the original principal amount of the note plus the lesser of (i) the product of (a) the principal amount of the note multiplied by (b) the basket return multiplied by the upside participation rate and (ii) the capped amount. Accordingly, at maturity, the cash settlement value in this example would equal $10,000 plus (a) $10,000 multiplied by (b) 4.33% multiplied by 300% Therefore, the notes would pay $11,299 at maturity.

Example 2 shows that any decrease in the value of one or two components may be offset by a larger increase in the other component or components. Example 2 also illustrates how a positive basket return is magnified by the leveraging feature of the upside participation rate.

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Example 3: Seven components suffer from a significant negative component return, thereby reducing the benefit to you of the positive component return of one component.
Observation Dates	ZOLT	GE	SPWR	STP	ITRI	OMG	PEIX	VSE
Initial Values	35.99	35.32	47.13	34.99	65.00	44.80	15.95	20.21
Final Values	34.36	32.19	44.18	32.11	59.94	48.98	15.25	18.82
Component Returns	-4.52%	-8.85%	-6.25%	-8.22%	-7.77%	9.32%	-4.41%	-6.87%
Basket Return:	-4.70%
Cash Settlement Value:	$9,530

Here, the basket return is -4.70%.

Because the basket return is negative, the cash settlement value results in 1% of principal loss for each percentage point that the basket return is less than 0.00%. Accordingly, at maturity, the cash settlement value in this example would equal $10,000 multiplied by 95.30%. Therefore, the cash settlement value with respect to an original principal amount of $10,000 would be $9,530.

Example 3 shows that the negative component returns can reduce or negate the benefit of any positive component return of the other component or components. Example 3 also shows that a significant negative basket return may result in loss of up to 100% of an investor’s initial investment in the notes.

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Sensitivity Analysis - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on a $10,000 note for a hypothetical range of performance for the basket return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Assumptions:

•	Principal Amount:	$10,000

•	Upside Participation Rate:	300% if the basket return is positive

•	Capped Amount	The product of 100% of the original amount multiplied by 30.00%

•	Basket Performance:	100% to -100%

Performance of the Basket	Performance of the Notes
Basket Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300%	30.00%	$13,000
90.00%	300%	30.00%	$13,000
80.00%	300%	30.00%	$13,000
70.00%	300%	30.00%	$13,000
60.00%	300%	30.00%	$13,000
50.00%	300%	30.00%	$13,000
40.00%	300%	30.00%	$13,000
30.00%	300%	30.00%	$13,000
20.00%	300%	30.00%	$13,000
10.00%	300%	30.00%	$13,000
0.00%	0%	0.00%	$10,000
-10.00%	0%	-10.00%	$9,000
-20.00%	0%	-20.00%	$8,000
-30.00%	0%	-30.00%	$7,000
-40.00%	0%	-40.00%	$6,000
-50.00%	0%	-50.00%	$5,000
-60.00%	0%	-60.00%	$4,000
-70.00%	0%	-70.00%	$3,000
-80.00%	0%	-80.00%	$2,000
-90.00%	0%	-90.00%	$1,000
-100.00%	0%	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where each of the components has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

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DESCRIPTION OF THE REFERENCE ISSUERS AND COMPONENTS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset, any component or any of the securities comprising any component. All disclosures contained in this free writing prospectus regarding the components are derived from publicly available information.

We do not assume any responsibility for the adequacy or accuracy of the information about any reference issuer contained in this free writing prospectus or in any publicly available filings made by such reference issuer. You should make your own investigation into each reference issuer.

Each component is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. In addition, information regarding a reference issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such reports.

This free writing prospectus relates only to the notes offered hereby and does not relate to any component or other securities of any reference issuer. We have derived all disclosures contained in this free writing prospectus regarding each reference issuer from the publicly available documents described in the preceding paragraph. We did not participate in the preparation of such documents or made any due diligence inquiry with respect to such reference issuer in connection with the offering of the Notes. We do not make any representation that such publicly available documents or any other publicly available information regarding any reference issuer are accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of component (and therefore the initial value) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any reference issuer could affect the value received with respect to the notes and, therefore, the trading prices of the notes.

ZOLTEK COMPANIES, INC.

According to publicly available information, Zoltek is a holding company that operates through wholly owned subsidiaries, Zoltek Corporation, Zoltek Properties, Inc., Zoltek Rt. and Engineering Technology Corporation. Zoltek manufactures, markets and develops carbon fibers for various applications. Zoltek also manufactures and sells filament winding and pultrusion equipment used in the production of composite parts. In addition, Zoltek produces oxidized acrylic fiber for flame and heat resistant applications; and technical fibers, which are used to manufacture aircraft brake pads and other friction applications. It has operations primarily in the United States and Europe and sells its carbon fibers worldwide. Zoltek was founded in 1975 and is headquartered St. Louis, Missouri.

Historical Performance of Zoltek

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Zoltek for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of Zoltek on April 3, 2007 was $35.99. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Zoltek should not be taken as an indication of future performance, and no assurance can be given that the price of Zoltek will increase relative to the initial value during the term of the notes.

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Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	3.07	1.48	2.60
June 30, 2003	4.15	2.41	2.85
September 30, 2003	3.00	2.09	2.80
December 31, 2003	6.99	2.43	5.05
March 31, 2004	11.21	5.05	9.39
June 30, 2004	10.67	6.75	7.15
September 30, 2004	9.22	6.59	8.89
December 31, 2004	15.40	8.19	14.95
March 31, 2005	19.63	10.58	12.16
June 30, 2005	15.00	8.70	11.23
September 30, 2005	14.00	9.20	13.15
December 30, 2005	13.24	8.03	8.78
March 31, 2006	24.34	8.38	22.86
June 30, 2006	39.74	19.87	29.89
September 30, 2006	30.47	17.38	25.55
December 31, 2006	28.38	18.34	19.67
March 30, 2007	37.20	19.67	34.93
April 2, 2007-April 3, 2007	37.08	34.82	35.99

General Electric Company

According to publicly available information, GE is a diversified industrial corporation. GE is engaged in developing, manufacturing and marketing a variety of products for the generation, transmission, distribution, control and utilization of electricity. Its products include appliances; lighting products; industrial automation products; medical diagnostic imaging systems; bioscience assays and separation technology products; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; chemicals and equipment for treatment of water and process systems; security equipment and systems, and engineered materials, such as plastics. The services include product services, electrical product supply houses, electrical apparatus installation, engineering, and repair and rebuilding services. Through its affiliate, NBC Universal, Inc., GE produces and delivers network television services, operates television stations, produces and distributes motion pictures, operates cable/satellite networks, operates theme parks, and programs activities in multimedia and the Internet. Through another affiliate, General Electric Capital Services, Inc., GE offers an array of financial and other services, including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services and consumer savings. GE operates in six segments: Infrastructure, Commercial Finance, GE Money (formerly Consumer Finance), Healthcare, NBC Universal and Industrial.

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Historical Performance of GE

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of GE for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of GE on April 3, 2007 was $35.32. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of GE should not be taken as an indication of future performance, and no assurance can be given that the price of GE will increase relative to the initial value during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	28.00	21.30	25.50
June 30, 2003	31.66	25.50	28.68
September 30, 2003	32.42	26.90	29.81
December 31, 2003	31.30	27.37	30.98
March 31, 2004	34.57	28.88	30.52
June 30, 2004	33.49	29.55	32.40
September 30, 2004	34.53	31.42	33.58
December 31, 2004	37.75	32.65	36.50
March 31, 2005	36.89	34.95	36.06
June 30, 2005	37.34	34.15	34.65
September 30, 2005	35.78	32.85	33.67
December 30, 2005	36.34	32.67	35.05
March 31, 2006	35.63	32.21	34.78
June 30, 2006	35.24	32.78	32.96
September 30, 2006	35.65	32.06	35.30
December 31, 2006	38.49	34.62	37.21
March 30, 2007	38.28	33.90	35.36
April 2, 2007-April 3, 2007	35.60	35.11	35.32

SunPower Corporation

According to publicly available information, SunPower designs, develops, manufactures, markets and sells solar electric power products, systems and services. Its products are based on its processes and technologies. SunPower offers solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. SunPower is a majority owned subsidiary of Cypress Semiconductor Corporation. It is also selling products for multi-megawatt solar power plant applications that mount SunPowers's products on moving structures that track the sun. SunPower sells its products in many countries, principally in regions where government incentives have accelerated solar power adoption. SunPower also offers imaging detectors based on its solar power technology primarily for medical imaging applications. The common stock of SunPower started trading on the NASDAQ Stock Market on November 16, 2005; therefore, the historical prices of SunPower commenced on and from November 16, 2005.

Historical Performance of SunPower

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of SunPower for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of SunPower on April 3, 2007 was $47.13. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of SunPower should not be taken as an indication of future performance, and no assurance can be given that the price of SunPower will increase relative to the initial value during the term of the notes.

FWP-11

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	N/A	N/A	N/A
June 30, 2003	N/A	N/A	N/A
September 30, 2003	N/A	N/A	N/A
December 31, 2003	N/A	N/A	N/A
March 31, 2004	N/A	N/A	N/A
June 30, 2004	N/A	N/A	N/A
September 30, 2004	N/A	N/A	N/A
December 31, 2004	N/A	N/A	N/A
March 31, 2005	N/A	N/A	N/A
June 30, 2005	N/A	N/A	N/A
September 30, 2005	N/A	N/A	N/A
December 30, 2005	34.75	18.00	33.99
March 31, 2006	45.09	29.08	38.16
June 30, 2006	42.00	24.60	28.02
September 30, 2006	34.25	23.75	27.74
December 31, 2006	40.00	26.35	37.17
March 30, 2007	48.11	35.40	45.50
April 2, 2007-April 3, 2007	48.00	45.84	47.13

SUNTECH POWER HOLDINGS CO., LTD.

According to publicly available information, Suntech is a solar energy company that designs, develops, manufactures and markets a variety of photovoltaic cells and modules. It also provides photovoltaic system integration services in China. Suntech's products are used in a variety of residential, commercial, industrial and public utility applications in various markets for both on-grid electricity generation and off-grid use, such as standalone lighting for street lamps, garden lamps, telecommunications relay stations, and mobile phone networks worldwide, including a number of European countries, such as Germany and Spain, as well as China and the United States. Suntech had six photovoltaic cell manufacturing lines with an aggregate annual capacity of 150 megawatts as of December 31, 2005. The American depositary shares of Suntech started trading on the New York Stock Exchange on December 13, 2005; therefore, the historical prices of Suntech commenced on and from December 13, 2005.

Historical Performance of Suntech

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Suntech for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of Suntech on April 3, 2007 was $34.99. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Suntech should not be taken as an indication of future performance, and no assurance can be given that the price of Suntech will increase relative to the initial value during the term of the notes.

FWP-12

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	N/A	N/A	N/A
June 30, 2003	N/A	N/A	N/A
September 30, 2003	N/A	N/A	N/A
December 31, 2003	N/A	N/A	N/A
March 31, 2004	N/A	N/A	N/A
June 30, 2004	N/A	N/A	N/A
September 30, 2004	N/A	N/A	N/A
December 31, 2004	N/A	N/A	N/A
March 31, 2005	N/A	N/A	N/A
June 30, 2005	N/A	N/A	N/A
September 30, 2005	N/A	N/A	N/A
December 30, 2005	28.30	15.00	27.25
March 31, 2006	45.95	25.50	36.99
June 30, 2006	41.50	21.40	28.25
September 30, 2006	32.71	21.57	25.83
December 31, 2006	34.95	23.15	34.01
March 30, 2007	40.49	31.61	34.61
April 2, 2007-April 3, 2007	35.30	34.05	34.99

ITRON, INC.

According to publicly available information, Itron provides solutions to electric, gas and water utilities worldwide to enable them to optimize the delivery and use of energy and water. Itron operates in three segments: Electricity Metering, Meter Data Collection and Software Solutions. Electricity Metering includes residential meters, commercial and industrial meters, generation, transmission and distribution meters, international meters and an advanced metering infrastructure. Meter Data Collection products include automated meter reading (“AMR”) modules, handheld meter reading and handheld AMR, mobile AMR, fixed-network AMR and leak detection. The Software Solutions segment include data collection and workforce management, meter date management, knowledge applications, distribution system design and asset management, and consulting and analysis. Historical Performance of Itron

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Itron for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of Itron on April 3, 2007 was $65.00. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Itron should not be taken as an indication of future performance, and no assurance can be given that the price of Itron will increase relative to the initial value during the term of the notes.

FWP-13

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	20.74	13.00	16.71
June 30, 2003	22.25	16.25	21.50
September 30, 2003	24.16	18.07	20.06
December 31, 2003	21.88	17.72	18.36
March 31, 2004	23.15	17.00	18.61
June 30, 2004	24.65	17.75	22.94
September 30, 2004	23.02	15.93	17.45
December 31, 2004	24.45	16.86	23.91
March 31, 2005	30.83	21.50	29.64
June 30, 2005	48.29	29.21	44.68
September 30, 2005	53.90	43.58	45.66
December 30, 2005	49.00	37.98	40.04
March 31, 2006	62.75	39.44	59.85
June 30, 2006	73.72	52.58	59.26
September 30, 2006	60.46	44.76	55.80
December 31, 2006	57.50	46.87	51.84
March 30, 2007	68.91	51.15	65.04
April 2, 2007-April 3, 2007	65.43	64.63	65.00

OM GROUP, INC.

According to publicly available information, OMG is a vertically integrated international producer and marketer of value-added, metal-based specialty chemicals and related materials. OMG applies technology to unrefined cobalt and nickel raw materials to market more than 775 different product offerings to approximately 1,900 customers in over 40 industries. OMG’s Specialties segment will continue to sell nickel-based specialty products to end markets in the electronic chemicals industry. OMG's Specialties segment produces products using unrefined cobalt and other metals including nickel, copper, zinc, manganese and calcium. OMG’s products are essential components in numerous complex chemical and industrial processes, and are used in many end markets, such as rechargeable batteries, coatings, custom catalysts, liquid detergents, lubricants and fuel additives, plastic stabilizers, polyester promoters, adhesion promoters for rubber tires, colorants, petroleum additives, magnetic media, metal finishing agents, cemented carbides for mining and machine tools, diamond tools used in construction, stainless steel, alloy and plating applications. OMG’s products are sold in various forms such as solutions, crystals, cathodes and powders. In addition to the United States, OMG has manufacturing and other facilities in Africa, Canada, Europe and Asia-Pacific, and markets its products worldwide. The primary raw material used by OMG is unrefined cobalt. Cobalt raw materials include ore, concentrate, slag and scrap.

Historical Performance of OMG

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of OMG for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of OMG on April 3, 2007 was $44.80. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of OMG should not be taken as an indication of future performance, and no assurance can be given that the price of OMG will increase relative to the initial value during the term of the notes.

FWP-14

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	10.29	6.22	8.75
June 30, 2003	17.40	8.94	14.73
September 30, 2003	15.77	11.60	14.64
December 31, 2003	26.75	14.75	26.19
March 31, 2004	35.48	26.12	30.40
June 30, 2004	33.46	24.10	33.01
September 30, 2004	36.62	27.02	36.56
December 31, 2004	37.76	29.22	32.42
March 31, 2005	33.36	27.47	30.42
June 30, 2005	31.36	19.35	24.69
September 30, 2005	24.95	18.62	20.13
December 30, 2005	20.42	12.35	18.76
March 31, 2006	23.85	17.12	23.00
June 30, 2006	34.32	23.14	30.85
September 30, 2006	44.70	30.13	43.94
December 31, 2006	59.75	43.28	45.28
March 30, 2007	53.83	39.36	44.68
April 2, 2007-April 3, 2007	45.67	43.92	44.80

PACIFIC ETHANOL, INC.

According to publicly available information, Pacific Ethanol, incorporated in March 2005, produces and sells ethanol and its co-products and provides transportation, storage and delivery of ethanol through third-party service providers in the Western United States, primarily in California, Nevada, Arizona, Washington, Oregon and Colorado. In October 2006, the Pacific Ethanol completed construction of an ethanol production facility with nameplate annual production capacity of 35 million gallons located in Madera, California, and began producing ethanol. In addition, Pacific Ethanol is constructing or in advanced stages of development of four additional ethanol production facilities. Pacific Ethanol produces and purchases from third-parties and resells ethanol to various customers in the Western United States. Pacific Ethanol also arranges for transportation, storage and delivery of ethanol purchased by its customers through its agreements with third-party service providers. Pacific Ethanol’s revenue is obtained primarily from sales of ethanol to oil companies.

Historical Performance of Pacific Ethanol

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Pacific Ethanol for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of Pacific Ethanol on April 3, 2007 was $15.95. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Pacific Ethanol should not be taken as an indication of future performance, and no assurance can be given that the price of Pacific Ethanol will increase relative to the initial value during the term of the notes.

FWP-15

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	6.00	1.10	2.80
June 30, 2003	2.90	1.75	1.85
September 30, 2003	3.35	1.65	2.70
December 31, 2003	4.45	2.20	2.35
March 31, 2004	2.87	1.54	1.99
June 30, 2004	6.34	1.58	4.91
September 30, 2004	5.96	4.15	5.41
December 31, 2004	6.75	4.26	5.93
March 31, 2005	11.00	5.30	10.03
June 30, 2005	13.50	7.06	9.97
September 30, 2005	11.50	7.35	10.32
December 30, 2005	13.78	7.71	10.82
March 31, 2006	23.70	9.95	21.59
June 30, 2006	44.50	20.01	23.12
September 30, 2006	26.85	13.21	14.04
December 31, 2006	19.80	12.50	15.39
March 30, 2007	18.79	14.04	17.03
April 2, 2007-April 3, 2007	17.00	15.81	15.95

VERASUN ENERGY CORPORATION

According to publicly available information, VeraSun, through its subsidiaries, operates as an ethanol producer in the United States. VeraSun is also a pure-play ethanol producer, focusing primarily on the production and sale of ethanol and its co-products. VeraSun owns and operates two ethanol production facilities in the United States, with a combined ethanol production capacity of 230 million gallons per year. VeraSun also produces and sells wet distillers grains and dry distillers grains as ethanol co-products. VeraSun markets its distillers grains both nationally and locally through its sales force. VeraSun's dry distiller grains and wet distiller grains are primarily marketed to agricultural customers for use as animal feed. These sales are made pursuant to agreements typically lasting from 6 to 12 months. During 2005, DDGS accounted for 88.4% of VeraSun's co-product sales, and sales of WDGS accounted for 11.6% of its co-product sales. The common stock of VeraSun started trading on the New York Stock Exchange on June 13, 2006; therefore, the historical prices of VeraSun commenced on and from June 13, 2006.

Historical Performance of VeraSun

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of VeraSun for each quarter in the period from January 1, 2003 through March 30, 2007 and for the period from April 2, 2007 through April 3, 2007. The final value of VeraSun on April 3, 2007 was $20.21. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of the VeraSun should not be taken as an indication of future performance, and no assurance can be given that the price of VeraSun will increase relative to the initial value during the term of the notes.

FWP-16

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	N/A	N/A	N/A
June 30, 2003	N/A	N/A	N/A
September 30, 2003	N/A	N/A	N/A
December 31, 2003	N/A	N/A	N/A
March 31, 2004	N/A	N/A	N/A
June 30, 2004	N/A	N/A	N/A
September 30, 2004	N/A	N/A	N/A
December 31, 2004	N/A	N/A	N/A
March 31, 2005	N/A	N/A	N/A
June 30, 2005	N/A	N/A	N/A
September 30, 2005	N/A	N/A	N/A
December 30, 2005	N/A	N/A	N/A
March 31, 2006	N/A	N/A	N/A
June 30, 2006	30.75	23.00	26.24
September 30, 2006	28.75	15.80	16.05
December 31, 2006	26.90	14.88	19.75
March 30, 2007	21.06	15.12	19.87
April 2, 2007-April 3, 2007	20.46	19.10	20.21

FWP-17

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of the notes by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

FWP-18

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts.

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the Issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the notes, both of which are necessary preconditions to utilizing this exemption.

Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption or any other statutory or administrative exemption. A fiduciary of a Plan purchasing the notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the notes for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code for which an exemption is not available.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and other plans are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state, local or other laws, rules or regulations (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the notes. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the notes will not result in a non-exempt violation of applicable Similar Law.

The sale of notes to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

MERGER EVENTS AND TENDER OFFERS

Merger Events. A “Merger Event” shall mean, in respect of any component, any (i) reclassification or change of such component that results in a transfer of or an irrevocable commitment to transfer all of the outstanding shares of such component to another person or entity, (ii) consolidation, amalgamation, merger or binding share exchange of the reference issuer with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which such reference issuer is the continuing entity and which does not result in a reclassification or change of all of shares of such component outstanding), (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of such component (other than such component owned or controlled by such other entity or person), or (iv) consolidation, amalgamation, merger or binding share exchange of the reference issuer or its subsidiaries with or into another entity in which such reference issuer is the continuing entity and which does not result in a reclassification or change of shares of such component outstanding but results in the outstanding shares of such component (other than shares of such component owned or controlled by such other entity) immediately following such event collectively representing less than 50% of the outstanding shares of such component immediately prior to such event (a “Reverse Merger”), in each case if the closing date of the merger event is on or before the observation date.

FWP-19

Tender Offers. A “Tender Offer” shall mean, in respect of the voting shares of any reference issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of such reference issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs and the consideration for any component consists solely of new shares that are publicly quoted, traded or listed on the New York Stock Exchange, American Stock Exchange, NASDAQ or any other exchange that is a participant in an effective national market system plan (the “New Component”), then the applicable component will be adjusted to comprise the number of new component to which a holder of one share of such component immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of such merger event or tender offer, and the calculation agent shall adjust any or all of the initial values, upside participation rate, capped amount or any other variable for such new component.

If a merger event or a tender offer occurs and distributions of property, other than a new component, are made on any component, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is four business days after the approval date (as defined below). On the maturity date, the we shall pay to each holder of a note the cash settlement value. For the purposes of calculating the basket return, the final value of such component will be deemed to be the value of all consideration received (or that would be received) in respect of such event; the observation date with respect to such component will be deemed to be the approval date. The final value for any component not affected by the merger event or tender offer shall be the closing price of such component on the day immediately prior to the approval date. The “Approval Date” is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain, the relevant percentage of the voting shares of the reference issuer, or if such date is not a scheduled trading day, the immediately preceding scheduled trading day.

NATIONALIZATION, DELISTING AND INSOLVENCY

Nationalization. “Nationalization” shall mean all the assets or substantially all the assets of any reference issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

Insolvency.“Insolvency” shall mean that, with respect to any reference issuer, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving, such reference issuer, (i) any shares of the component of such reference issuer are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the component become legally prohibited from transferring such component.

Delisting Event. A “Delisting Event” shall occur, with respect to any component, if the relevant exchange announces that pursuant to the rules of the relevant exchange, such component ceases (or will cease) to be listed, traded or publicly quoted on the relevant exchange for any reason (other than a merger event or tender offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as the relevant exchange.

FWP-20

If a nationalization, insolvency or delisting event relating to any component occurs, the calculation agent shall accelerate the maturity date to the day which is four business days after the announcement date (as defined below). On the maturity date, we shall pay to each holder of a note the cash settlement value. For the purposes of calculating the basket return, the final value of each component will be deemed to be the closing price of such component on the scheduled trading day immediately prior to the announcement date. The “Announcement Date” means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of such reference issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that such component will cease to trade or be publicly quoted on such exchange, or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to such reference issuer.

POTENTIAL ADJUSTMENT EVENT

Potential Adjustment Events. A “Potential Adjustment Event” shall mean, with respect to any component, any of the following (i) a subdivision, consolidation or reclassification of such component (other than a merger event or tender offer), or a free distribution or distribution of such component to existing holders by way of bonus, capitalization or similar issue; (ii) a distribution to existing holders of such component of (A) such component, (B) other capital or securities granting the right to payment of distributions and/or proceeds of liquidation of the applicable reference issuer equal, proportionate or senior to such payments to holders of such component or (C) any other type of securities, rights or warrants or other assets, in any case for payments (cash or other) at less than the prevailing market price, as determined by the calculation agent; (iii) an extraordinary distribution paid by the applicable reference issuer; (iv) a call by the applicable reference issuer in respect of such component that are not fully paid; (v) a repurchase of such component or securities convertible into or exchangeable for such component by the applicable reference issuer whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or (vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of such component other than insolvency, merger event or tender offer, in each case if the potential adjustment event occurs before the observation date.

If a potential adjustment event shall occur in respect to any component, then the calculation agent will determine whether such potential adjustment event has a diluting or concentrative effect on the theoretical value of one such component and, if so, will (i) make the corresponding adjustment(s), if any, to the initial value of such component, upside participation rate, capped amount or any other variables (or any combination thereof) as the calculation agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

For the purposes of making an adjustment required by any of the foregoing corporate events, the calculation agent will determine the value of each type of property distributed in the distribution. If a holder of shares of the reference issuer elects to receive different types or combinations of types of property in the reorganization event, such property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent. The calculation agent will provide information about the adjustments it makes upon your written request.

“Reference Issuer” means:

•    With respect to Zoltek, ZOLTEK COMPANIES, INC;

•    With respect to GE, General Electric Company;

•    With respect to SunPower, SunPower Corporation;

•    With respect to Suntech, SUNTECH POWER HOLDINGS CO., LTD.;

FWP-21

•    With respect to Itron, ITRON, INC.;

•    With respect to OMG, OM GROUP, INC.;

•    With respect to Pacific Ethanol, PACIFIC ETHANOL, INC.; and

•    With respect to Verasun, VERASUN ENERGY CORPORATION.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Return on the Notes — Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the observation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a component on that scheduled trading day, then the observation date for that component will be postponed for up to eight scheduled trading days (in the same general manner used for postponing observation dates during the term of the notes). The accelerated maturity date will be the third business day following the accelerated observation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.
FWP-22

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$[●]

Clean Energy Enhanced Market
Participation Notes

Linked to an equally weighted basket of
ZOLTEK COMPANIES, INC, General
Electric Company, SunPower Corporation,
SUNTECH POWER HOLDINGS CO.,
LTD., ITRON, INC., OM GROUP, INC.,
PACIFIC ETHANOL, INC. and VERASUN
ENERGY CORPORATION.

April 5, 2007

FREE WRITING
PROSPECTUS

___________________
TABLE OF CONTENTS
Free Writing Prospectus
Summary	FWP-2
Risk Factors	FWP-4
Illustrative Examples	FWP-5
Description of the Reference Issuers and Components	FWP-9
Certain U.S. Federal Income Tax Considerations	FWP-18
Certain ERISA Considerations	FWP-18
Merger Events and tender offers	FWP-19
Nationalization, Delisting and Insolvency	FWP-20
Potential Adjustment Event	FWP-21
Events of Default and Acceleration	FWP-22

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59